UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

YELLOWCAKE MINING INC.
(formerly Hoopsoft Development Corp.)
(Name of Issuer)

Shares of Common Stock with a par value of $0.001
(Title of Class of Securities)

985636 10 9
(CUSIP Number)

 Clark Wilson LLP
c/o Bernard Pinsky
800 –885 West Georgia Street
Vancouver, BC, Canada V6C 3H1
(604) 687-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 985636 10 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WILLIAM J. TAFURI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mr. Tafuri is a citizen of the United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,492,857 shares of common stock
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 3,492,857 shares of common stock
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,492,857 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% based on 55,451,425 shares of common stock issued and outstanding as of August 20, 2009
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Mr. Tafuri received 1,642,857 shares of common stock as settlement for services provided by him to the Issuer.

Item 1.	Security and Issuer

This Statement relates to shares of common stock with a par value of $0.001 of Yellowcake Mining Inc. (formerly Hoopsoft Development Corp.) (the “Issuer”). The principal executive offices of the Issuer are located at 720–999 West Broadway, Vancouver, BC, Canada V5Z 1K5.

Item 2.	Identity and Background

(a)	William J. Tafuri.

(b)	Mr. Tafuri’s residential address is 5020 N. Silver Springs Road, Park City, UT 84098

(c)	Mr. Tafuri is a geologist and President, CEO, CFO, Secretary and a Director of the Issuer.

(d)	Mr. Tafuri has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

Mr. Tafuri has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Tafuri is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations

Common Stock

Mr. Tafuri acquired 2,000,000 shares of common stock of the Issuer from David Heel and Bijan Jiany, directors and officers of the Issuer, on January 16, 2007 for an aggregate purchase price of $2,000. The purchase of the shares of common stock by Mr. Tafuri from Mr. Heel and Mr. Jiany was consummated in a private transaction pursuant to a stock purchase agreement and the consideration for the acquisition has been paid from the personal funds of Mr. Tafuri.

Mr. Tafuri has acquired and disposed of shares of common stock of the Issuer as follows:

Date	Code	Amount	(A) or (D)	Price	Amount of Securities Beneficially Owned Following Reported Transaction (s)	Ownership Form: Direct (D) or Indirect (I)
January 23, 2007	J1	60,000,000	A	N/A1	60,000,000	D
March 23, 2007	J2	57,900,000	D	$0.00[2]	2,100,000	D
November 12, 2008	J3	250,000	D	$0.00[3]	1,850,000	D
August 20, 2009	J4	1,642,857	A	$0.035	3,492,857	D

1 Hoopsoft completed a merger, name change and 30:1 stock split on January 23, 2007 and Mr. Tafuri’s shareholdings increased from 2,000,000 shares of common stock to 60,000,000 shares of common stock
2 Pursuant to a Joint Venture and Option Agreement dated March 14, 2007 between the Issuer and Strathmore Minerals Ltd., Mr. Tafuri cancelled 56,000,000 of his common shares. Mr. Tafuri also transferred a total of 1,900,000 common shares to various persons at no cost.
3 These shares were transferred to a business associate at a deemed value of $0.065 pursuant to a personal obligation owed by Mr. Tafuri.
4 On August 20, 2009 Mr. Tafuri settled funds owed to him by the Issuer, by accepting 1,642,857 shares of common stock

Stock Options

On March 16, 2007, the Issuer granted stock options to Mr. Tafuri as follows:

Conversion or Exercise Price of Derivative Security	Transaction Date	Code	No. of Securities Acquired	Date Exercisable	Expiration Date	Title of Underlying Securities	Amount of Underlying Securities	No. of Derivative Securities Beneficially Owned	Ownership form of Derivative Security
$2.70	03/16/2007	A	500,000	03/16/2007 [1]	03/16/2012	common	500,000	500,000	D
						stock
[1] The options vest as to 25% on the date of grant and 25% every year commencing March 31, 2008 until the options are fully vested

Item 4.	Purpose of Transaction

The purpose or purposes of the acquisition of the Shares by Mr. Tafuri was for investment purposes. Depending on market conditions and other factors, Mr. Tafuri may acquire additional shares of the Issuer’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Tafuri also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Tafuri does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i.)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	The aggregate number and percentage of shares of common stock of the Issuer beneficially owned by Mr. Tafuri is 3,492,857 shares of common stock, or approximately 6.3% of the Issuer.

(b)	Mr. Tafuri has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 3,492,857 shares of common stock of the Issuer.

(c)	Other than as described in Item 3 above, Mr. Tafuri has not effected any transaction in the shares of common stock of the Issuer in the past 60 days.

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

10.1 Affiliated Stock Purchase Agreement between William J. Tafuri and David Heel and Bijan Jiany (attached as an exhibit to the Schedule 13D filed on January 17, 2007)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 2009
Dated

/s/ William J. Tafuri
Signature
William J. Tafuri
President, CEO, CFO, Secretary, Treasurer and Director
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).